Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2015 Q4 and full-year results, announces 2016 financial targets
Common share dividend increased 5.0% to $2.73 per year

  Canada’s fastest growing broadband provider with 204,000 total new net additions in Q4 – 91,000 postpaid wireless, 74,000 Fibe TV and 39,000 high-speed Internet
  All 2015 financial guidance targets achieved
  Net earnings attributable to common shareholders of $496 million, or $0.58 per common share; adjusted net earnings per share (EPS) of $0.72 in line with plan
  Cash flow from operating activities of $1,510 million; positive contributions from all Bell operating segments delivered free cash flow growth of 10.0%
  Adjusted EBITDA up 2.5% on 1.4% higher total revenue and cost control
  Strong wireless financials with 5.9% increase in revenue and 6.8% adjusted EBITDA growth
  Wireline adjusted EBITDA up 1.5% on 3.4% lower operating costs, yielding a 1.2 percentage-point margin increase to 39.5%
  Canada’s Internet and TV market leader with more than 3.4 million and 2.7 million subscribers, up 3.5% and 3.6% respectively over 2014
  Bell Media secures exclusive long-term rights to distribute all HBO content in Canada, following similar exclusive agreement signed with SHOWTIME earlier in 2015

MONTRÉAL, February 4, 2016 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the fourth quarter (Q4) and full year 2015, provided financial guidance targets for 2016, and announced a $0.13 per share increase in the BCE annual common share dividend to $2.73.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q4 2015	Q4 2014	% change	2015	2014	% change
BCE
Operating revenues	5,603	5,528	1.4%	21,514	21,042	2.2%
Adjusted EBITDA(1)	2,073	2,022	2.5%	8,551	8,303	3.0%
Net earnings attributable to common shareholders	496	542	(8.5%)	2,526	2,363	6.9%
EPS	0.58	0.64	(9.4%)	2.98	2.98	-
Adjusted EPS(2)	0.72	0.72	-	3.36	3.18	5.7%
Cash flows from operating activities	1,510	1,527	(1.1%)	6,274	6,241	0.5%
Free cash flow(3)	916	833	10.0%	2,999	2,744	9.3%
Free cash flow per share(3)	1.07	1.01	5.9%	3.54	3.46	2.3%

“The Bell team’s exceptional performance in Q4 and throughout 2015 underscores the enduring strength of our strategy to lead Canada’s broadband revolution with unmatched innovation in the growth services of communications: Wireless, TV, Internet and Media. Gaining 204,000 new broadband TV, Internet and wireless postpaid customers in Q4, Bell delivered the strong

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financial performance that enables both continued investment in Canada’s broadband future and growing returns to BCE shareholders, including our latest dividend increase announced today,” said George Cope, President and CEO of BCE and Bell Canada. “We saw strong performance across our business segments in a highly competitive fourth quarter. With a mobile LTE network acknowledged as Canada’s best, Bell Wireless continued to deliver strong growth in smartphone customer additions, mobile data usage, revenue and adjusted EBITDA. Our wireline business grew adjusted EBITDA, reducing costs while continuing to outperform the market with strong Fibe TV and Internet customer additions throughout 2015. Despite growing content costs, Bell Media supported BCE’s free cash flow generation with increased revenue, while securing exclusive Canadian rights to all of HBO’s premium content. Backed by the fastest networks, the most innovative communications products and a clear lead in content across all screens, the Bell team is delivering for both customers and shareholders.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This strategy of broadband leadership has delivered continued strong performance across Wireless, TV, Internet and Media growth services; 41 consecutive quarters of uninterrupted year-over-year adjusted EBITDA growth; and 12 increases to the BCE common share dividend in the last 7 years – a total increase of 87%.

“Having achieved all financial targets in 2015, with substantial growth in adjusted net earnings and free cash flow driven by healthy year-over-year increases in revenue and adjusted EBITDA, Bell’s operating momentum and financial foundation going into 2016 are very strong,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “Our 2016 financial targets reflect continued projected wireless profitability, a second consecutive year of positive wireline adjusted EBITDA growth, an improving financial profile for Bell Media, and an attractive balance sheet supported by good liquidity and an investment-grade credit profile.”

“We expect to drive growth in underlying adjusted net earnings and a healthy year-over-year increase in free cash flow, underpinned by marketplace momentum in growth services and an operating cost structure significantly tightened in 2015, which included the difficult decisions required in implementing staffing reductions. BCE is focused on ensuring we have the financial capacity required to support both ongoing capital investment in Canada’s broadband wireline and wireless infrastructure, and consistent and sustainable returns to the shareholders who have invested in BCE’s growth strategy,” said Mr. LeBlanc.

BCE RESULTS

BCE operating revenue increased 1.4% in Q4 to $5,603 million, led by strong top-line results at Bell Wireless and Bell Media that drove service revenue growth of 1.6%. This was partly offset by a 1.5% year-over-year decline at Bell Wireline, due to the impact of continued slow economic growth and competitive pricing pressures on service and product revenues in Bell Business Markets. For the full year 2015, BCE operating revenue increased in line with our guidance target to $21,514 million on growth in service revenue and product revenue of 2.2% and 2.9% respectively.

BCE’s adjusted EBITDA(1) in Q4 grew 2.5% to $2,073 million, driven by increases of 6.8% at Bell Wireless and 1.5% at Bell Wireline. Bell Media adjusted EBITDA declined 4.2% due to higher content costs. Higher wireless adjusted EBITDA, the result of profitable postpaid growth and strong service revenue flow-through, and lower wireline operating costs contributed to a 0.4 percentage-point improvement in BCE’s consolidated adjusted EBITDA margin(1) to 37.0%,

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up from 36.6% in Q4 2014. Consistent with our 2015 guidance target range of 2% to 4% growth for the year, BCE’s adjusted EBITDA increased 3.0% to $8,551 million from $8,303 million in 2014.

BCE’s net earnings attributable to common shareholders were $496 million, or $0.58 per share, this quarter, down 8.5% and 9.4% respectively, from $542 million, or $0.64 per share, in Q4 2014. The year-over-year decrease was due to higher severance, acquisition and other costs, which totalled $152 million in Q4 2015, of which $120 million related mainly to workforce restructuring initiatives. Higher other expense, reflecting mark-to-market losses on equity derivative contracts entered into to economically hedge future payments under our share-based compensation plans, also contributed to the year-over-year decline. This was partly offset by higher adjusted EBITDA; lower asset impairment charges related to Bell Media’s properties, which totalled $38 million in the quarter; and lower income taxes. Excluding the impact of severance, acquisition and other costs, net losses on investments, and early debt redemption costs, adjusted net earnings(2) increased 0.8% to $615 million, while adjusted earnings per share (EPS) were unchanged at $0.72.

For the full year 2015, net earnings attributable to common shareholders were $2,526 million, or $2.98 per share, compared with $2,363 million, or $2.98 per share, in 2014. The increase was the result of solid growth in adjusted EBITDA, lower non-controlling interest from the privatization of Bell Aliant, lower depreciation and amortization expense due to an increase in the useful life of application software, and reduced interest expense on various Bell Canada debt instruments. This was partly offset by higher severance, acquisition and other costs and higher other expense. Adjusted net earnings of $2,845 million and adjusted EPS of $3.36 in 2015 were up 12.7% and 5.7% respectively compared to 2014, reflecting higher adjusted EBITDA driven by the increased contribution of Bell’s growth services.

BCE invested $958 million in new capital in Q4, bringing total capital expenditures for 2015 to $3,626 million. This represents a capital intensity ratio (capital expenditures as a percentage of total revenue) for 2015 of 16.9%, in line with our guidance target of approximately 17%. Capital spending was focused on connecting more homes and businesses directly to our broadband fibre network, including the buildout of Gigabit Fibe infrastructure in Toronto and other urban locations; the continued expansion of our LTE wireless network; and increased wireless and Internet network capacity to support higher speeds and growing data usage.

BCE’s cash flows from operating activities were $1,510 million, compared to $1,527 million in Q4 2014. Free cash flow(3) generated was $916 million, a 10.0% increase from $833 million the year before, driven by higher adjusted EBITDA, lower capital expenditures, and the favourable impact of the privatization of Bell Aliant, partly offset by a decrease in cash flow from working capital changes. For full-year 2015, BCE’s cash flows from operating activities increased to $6,274 million from $6,241 million in 2014, while free cash flow was up 9.3% to $2,999 million. Free cash flow per share(3) was $1.07 in Q4 and $3.54 for the full year 2015, representing increases of 5.9% and 2.3%, respectively, from $1.01 and $3.46 in 2014.

In Q4 2015, BCE gained 91,308 net new wireless postpaid customers and reported a net loss of 28,844 prepaid subscribers; 74,092 net new Fibe TV customers and a net loss of 36,306 Satellite TV customers; and the addition of 38,908 new high-speed Internet customers. NAS line net losses totalled 106,910. At the end of 2015, BCE served a total of 8,245,831 wireless customers, up 1.6% from Q4 2014 (including 7,375,416 postpaid customers, an increase of 3.7%); total TV subscribers of 2,738,496, up 3.6% (including 1,182,791 Fibe TV customers, an increase of 26.7%); total high-speed Internet subscribers of 3,413,147, up 3.5%; and total NAS lines of 6,688,666, a decrease of 6.2%.

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CORPORATE DEVELOPMENTS

Thomas O’Neill to retire as BCE Chair, Board to nominate Gordon Nixon

Thomas C. O’Neill will retire as Chair of the Board at the BCE Annual General Shareholder Meeting scheduled for April 28, 2016 in Montréal. The Board plans to nominate BCE Director Gordon M. Nixon as Chair contingent upon his re-election as a Director by BCE shareholders at the April 28 annual meeting.

As a BCE Director since 2003 and Chair since February 2009, Mr. O’Neill’s guidance has been essential to Bell’s transformation into the leader in Canadian broadband communications services while delivering outstanding returns to BCE shareholders. BCE has won numerous accolades for outstanding corporate governance under Mr. O’Neill’s leadership. A Fellow of the Institute of Corporate Directors, Mr. O’Neill is Chair of The Bank of Nova Scotia, a Director of Adecco S.A. and of Loblaw Companies Limited, and Chair of the Board of Trustees of Toronto’s St. Michael's Hospital.

A Director of BCE since November 2014. Gordon Nixon was President and CEO of the Royal Bank of Canada from 2001 until 2014, and CEO of RBC Dominion Securities from 1999 to 2001. A member of the Order of Canada, Mr. Nixon is a Director of George Weston Limited and of BlackRock Inc. He also serves as Chair of scientific research and collaboration centre MaRS and of the Queen's University Capital Campaign.

BCE common share dividend increased

The BCE annualized common share dividend will increase 5.0%, or 13 cents per share, from $2.60 to $2.73 effective with BCE’s Q1 2016 dividend payable on April 15, 2016, to shareholders of record at the close of business on March 15, 2016. BCE maintains the dividend payout ratio(4) within its target policy range of 65% to 75% of free cash flow. The higher dividend for 2016 is fully supported by higher expected free cash flow generation driven by continued execution of Bell’s 6 Strategic Imperatives and growing financial contributions from all Bell business segments. Including today’s dividend increase announcement, BCE has increased its annual common share dividend 12 times in the past 7 years, representing an 87% increase.

Another record Bell Let’s Talk Day

The signature annual event in Bell's national mental health initiative, Bell Let's Talk Day on January 27 grew the conversation about Canada’s mental health like never before. Led by Bell Let's Talk national spokesperson Clara Hughes, Canadians and people worldwide sent a record 125,915,295 texts, calls, tweets and Facebook shares in support of mental health on Bell Let's Talk Day. With a Bell donation of 5 cents per interaction, this $6,295,764.75 in new funding increases Bell’s commitment to Canadian mental health to $79,919,178.55. The #BellLetsTalk hashtag was the top Twitter trend in Canada and the most-used in the world on January 27 with 6,826,114 total tweets and retweets – 43% more than last year. To learn more, please visit Bell.ca/LetsTalk.

Bell’s mobile LTE network ranked as fastest in Canada yet again

In January, Bell’s 4G LTE network was ranked #1 nationally in a new report from independent UK analyst firm OpenSignal, following a similar top ranking by PCMag in September 2015. OpenSignal found that Bell delivered the fastest wireless 4G network download speeds in Canada, averaging 19.9 megabits per second (Mbps), far above the global average of 12.6 Mbps. To learn more, please see OpenSignal’s State of Mobile Networks: Canada (Jan 2016).

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Bell’s TV leadership extends to 4K

As Canada’s largest TV provider and #1 multimedia company, Bell continues to set the pace in Canadian television. With the January 20 Toronto Raptors vs. Boston Celtics NBA game, TSN became the first broadcaster to produce a live 4K Ultra HD broadcast in North America. Bell TV also announced in January the availability of the Fibe 4K Whole Home PVR for Fibe TV customers in Toronto, Montréal, Ottawa and Québec City. Far superior to basic cable 4K set top boxes lacking recording and other PVR capabilities, the Fibe 4K Whole Home PVR is also ready for the next step in broadcasting: high dynamic range (HDR). In February, Bell will extend availability of the 4K Whole Home PVR to Bell Fibe TV customers in Ontario and Québec and Bell Aliant FibreOP TV customers in Atlantic Canada. To learn more, please visit Bell.ca/4K.

Bell Media signs HBO exclusive, launches CraveTV to all Internet users

In November 2015, Bell Media signed a long-term agreement with HBO to exclusively deliver in Canada all current, past and library HBO programming across linear, on-demand and OTT platforms, along with a new original co-production partnership. In January 2015, Bell Media concluded a similar agreement with CBS Corporation to exclusively bring SHOWTIME programming to Canada. As sole operator of HBO Canada, Bell Media announced The Movie Network (TMN) would become a national pay TV service in 2016 as Corus Entertainment winds down operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada. In January, CraveTV became available to all Canadians with Internet service for $7.99 per month, offering access to Canada’s best video streaming service and its thousands of hours of premium television entertainment from HBO, SHOWTIME and other premium content providers.

$863 million bought deal equity offering

BCE launched a bought deal common share offering on November 23, 2015, the first by the company since 2002. The base equity offering of $750 million, and the exercise of the 15% over-allotment option that resulted in the sale of 15,111,000 common shares at the offering price of $57.10 per share, generated total gross proceeds of $862,838,100. These proceeds support debt reduction and maintenance of a healthy balance sheet.

Voluntary pension plan contribution

Bell Canada made a $250 million voluntary pension plan contribution in December 2015 to further reinforce the strong solvency position of its defined benefit pension plans and reduce the amount of BCE’s future pension obligations, effectively removing the use of letters of credit to fund Bell Canada’s deficit contribution. The voluntary contribution was funded from cash on hand at the end of 2015. Accelerating the funding of Bell Canada’s future obligation is an efficient use of cash given the market’s general expectation of a sustained low interest rate environment.

Bell named one of Canada’s Top 100 Employers

Bell was named one of Canada’s Top 100 Employers for 2016 in November, recognized for our leadership in workplace mental health initiatives, next-generation talent development, and a healthy workplace environment, and today was named a top employer in our headquarters city of Montréal. Bell team members Nathalie Cook, Bell Media’s VP Brand Partnerships, and Joanne MacDonald, VP CTV News, were named to Canada’s Top 100 Most Powerful Women 2015 by WXN in November. Also recognized was Sophie Brochu, CEO of Gaz Métro and a BCE director. Bell WXN recipients include Hall of Fame inductees Mary Ann Turcke, President of Bell Media; Martine Turcotte, Vice Chair, Québec; and Karen Sheriff, formerly CEO of Bell Aliant and now CEO of Bell partner Q9 Networks.

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BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless continued to deliver healthy financial and operating results in Q4. Service revenue grew 6.3% to $1,588 million, reflecting a more favourable postpaid subscriber mix and a 23% increase in data revenue that drove strong year-over-year growth in blended ARPU(4). Data revenue growth was supported by a higher proportion of postpaid subscribers using smartphones and greater usage of our leading 4G LTE mobile network. Product revenue increased 2.4% to $171 million due to a higher number of customer upgrades and postpaid gross additions compared to the previous year.

Wireless adjusted EBITDA increased 6.8% to $641 million, delivering a 0.2 percentage-point expansion in service margin to 40.4%. This was achieved even with a $48 million year-over-year increase in combined total retention spending and subscriber acquisition costs in the quarter. Bell Wireless strongly contributed to consolidated free cash flow generation in Q4 with growth in adjusted EBITDA less capital expenditures of 17.3% to $448 million.

For full-year 2015, Bell Wireless operating revenues increased 8.7% to $6,876 million with service revenue growing 7.6% to $6,246 million, and product revenue up 22.2% to $590 million. Adjusted EBITDA grew 7.8% to $2,828 million as strong service revenue flow-through from an expanding base of postpaid subscribers. Higher ARPU more than offset higher retention and subscriber acquisition costs, driving a modest increase in service margin to 45.3% .

  Postpaid gross additions totalled 387,696 in Q4, up 1.4% over the year before, reflecting increased market activity driven by aggressive holiday promotions and an increased number of off-contract customers. For full-year 2015, postpaid gross additions totalled 1,338,141, up 3.6% from 1,291,207 in 2014.
  Postpaid net additions were 91,308 in Q4, down from 118,120 the year before, the result of increased customer churn(4) attributable to the seasonally high level of promotional activity combined with a greater number of off-contract postpaid subscribers. Similarly, full-year 2015 postpaid net additions were 265,369 compared to 311,954 in 2014. Postpaid customer churn in Q4 and full-year 2015 increased 0.09 and 0.06 percentage points respectively over 2014 to 1.38% and 1.28%.
  Bell Wireless postpaid customers totalled 7,375,416 at the end of 2015, a 3.7% increase over 2014. Total Bell Wireless customers grew 1.6% to 8,245,831.
  The percentage of postpaid subscribers with smartphones increased to 78%, compared to 76% at the end of 2014. The proportion of postpaid subscribers on the LTE network reached 68% at the end 2015, up from 47% a year earlier.
  Blended ARPU increased 4.4% to $63.67 in Q4, driven by a higher percentage of customers on 2-year contracts, increased data usage on the LTE network, and a greater mix of postpaid customers in the total subscriber base. For full-year 2015, blended ARPU increased 5.3% to $63.09.
  Cost of acquisition (COA)(4) was up 6.1% to $525 per subscriber in Q4, due mainly to a higher postpaid customer mix and richer handset offers. For full-year 2015, COA increased 5.9% to $467.

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  Retention spending increased to 14.3% of wireless service revenues from 13.5% in 2014, reflecting more customer upgrades, driven by an increased number of customer contract expirations as a result of the double cohort, and a higher mix of premium smartphones. Retention spending for full-year 2015 was 12.6% of wireless service revenues.
  Bell increased population coverage of its national 4G LTE mobile network, reaching 96% of Canadians at the end of 2015 and offering data speeds ranging from 75 Mbps to 150 Mbps (average 12 to 40 Mbps). Bell also continued with the rollout of its Dual-band LTE Advanced (LTE-A) wireless network, now providing service to 48% of the Canadian population in Atlantic Canada, Ontario, Alberta and BC at data speeds up to 260 Mbps (average 18 to 74 Mbps), with plans to cover 75% by the end of 2016. This is complemented by a Tri-band LTE-A wireless service, delivering mobile data speeds of up to 335 megabits per second (expected average download speeds of 25 to 100 Mbps) in Halifax, Fredericton, Moncton, Toronto, Hamilton and Oakville.
  On November 12, 2015, Bell Mobility launched a roaming feature called “Roam Better” that gives customers access to specialized roaming rates while traveling. The first country launched was the US, where customers who opt in to this feature enjoy unlimited voice and text messages across the US and back to Canada as well as 100 Mb of data usage for $5 per day. Additional countries will be added in 2016.

Bell Wireline

Wireline operating revenue decreased 1.5% to $3,161 million in Q4, impacted by the lapping of 2014 price increases on Bell’s residential services, higher sales of international long distance minutes in Q4 2014, and a reduction in spending by business customers on business service solutions and data product equipment, as a result of continued slow economic growth. This was moderated by the performance of Bell’s Residential Services unit, which delivered a ninth consecutive quarter of year-over-year revenue growth, driven by 5.3% higher combined Internet and TV revenues.

Wireline adjusted EBITDA increased 1.5% in Q4 to $1,248 million, with margin improving 1.2 percentage points to an industry-best 39.5%, supported by a 3.4% reduction in operation costs that reflected integration synergies with Bell Aliant and other operating efficiencies related to further improvements in customer service and deployment of fibre.

For full-year 2015, wireline operating revenue decreased 0.5% to $12,258 million, while operating costs improved 1.6% to $7,258 million. This resulted in a 1.1% increase in wireline adjusted EBITDA to $5,000 million, with a 0.7 percentage-point improvement in margin to 40.8%. Bell Wireline strongly contributed to consolidated free cash flow with growth in adjusted EBITDA less capital expenditures of 6.8% to $2,191 million. Notably, 2015 marks the first full year of positive adjusted EBITDA and cash flow growth for Bell Wireline since 2005 when cable telephony was launched in major Canadian markets.

  Bell TV added 74,092 net new Fibe TV customers in Q4, compared to 76,074 in 2014, reflecting less new footprint expansion in 2015. Similarly, full-year 2015 Fibe TV net additions were 253,329 compared to 276,034 in 2014. At the end of 2015, BCE served 1,182,791 Fibe TV subscribers, up 26.7% over the previous year.
  Satellite TV net customer losses increased to 36,306 in Q4 from 33,884 the year before, due mainly to the net loss of wholesale subscribers attributable to the rollout of IPTV service by a competing TV provider in Western Canada. For full-year 2015, Satellite TV net customer losses were 145,949 compared to 122,674 in 2014.

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  BCE was the fastest growing broadband TV provider in Canada in 2015 with a combined total of 2,738,496 subscribers, up 3.6% from 2,642,608 at the end of 2014.
  High-speed Internet net additions totalled 38,908 this quarter, compared to 52,010 in Q4 2014. Despite 12% higher retail residential additions in Q4, reflecting stronger growth in Québec and Ontario, total Internet net additions were down compared to a year earlier, the result of lower wholesale net customer additions. With full-year 2015 Internet net additions of 155,052 compared to 160,390 in the previous year, BCE continued to build on its position as the leading Internet service provider in Canada with a high-speed Internet subscriber base of 3,413,147 at the end of 2015, up 3.5% over 2014.
  Wireline data revenues were up 1.6% to $1,862 million, driven by combined Internet and TV service revenue growth of 5.3% and 1.8% higher IP broadband connectivity revenues. This was moderated by reduced spending on business service solutions and data products by our large enterprise customers. Similarly, full-year 2015 wireline data revenues increased 2.7% to $7,163 million.
  Residential NAS net losses in Q4 were essentially unchanged at 58,081, compared to 57,232 in Q4 2014, even with sustained aggressive competitor promotions, service bundle discounts and ongoing wireless and Internet-based technology substitution for local services. For full-year 2015, residential NAS net losses improved 9.0% to 278,124 from 305,729 in 2014, benefitting from the pull-through impact of Fibe TV service bundle offers and greater penetration of 3-product households.
  Business NAS net losses in Q4 were 48,829 compared to 35,773 the year before. The increase was due to higher deactivations attributable to cost efficiency initiatives by our large enterprise customers and disconnections resulting from the end of the federal election. For full-year 2015, business NAS net losses were relatively stable at 160,310 compared to 158,988 in 2014.
  Total NAS access lines at the end of 2015 totalled 6,688,666, a 6.2% decline compared to the previous year, resulting in a 4.3% decrease in local and access revenues to $802 million. Long distance revenue was down 12.8% to $204 million as a result of the flow- through of a reduction in NAS access lines and lower sales of international long distance minutes compared to Q4 2014.

Bell Media

Bell Media reported revenues of $816 million in Q4, 3.4% higher than the year before. Advertising revenues increased compared to Q4 2014 on conventional TV growth driven by the federal election and strong performance of Bell Media’s new primetime shows for the Fall season. Growth at Astral Out of Home, attributable to new contract wins and acquisitions over the past year, also contributed to higher total advertising revenues.

Subscriber revenues this quarter were up over the year before, reflecting steady growth from CraveTV and our broad suite of TV Everywhere GO products, as well as favourable rate adjustments with a number of TV broadcast distributors.

Media adjusted EBITDA fell 4.2% in Q4 to $184 million from $192 million the year before, the result of a 5.9% increase in operating costs that reflected higher costs for sports broadcast rights, content investments for CraveTV, and a return to normalized spending for Canadian programming expenditures following a one-time benefit in Q4 2014.

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For full-year 2015, Bell Media revenues were up 1.3% to $2,974 million, while adjusted EBITDA decreased 1.5% to $723 million on 2.2% higher operating costs. Bell Media supported BCE’s consolidated free cash flow growth in 2015 with adjusted EBITDA less capital expenditures of $622 million, up 4.2% over 2014.

  CTV led the Fall TV season with 12 of the top 20 programs, more than all other Canadian networks combined. CTV was the #1 network for the twelfth consecutive year for both full- day and primetime broadcasts among total viewers and all key demos. Among viewers aged 25 to 54, CTV’s primetime line-up was ahead of all competitors
  Bell Media’s specialty and pay TV properties reached 82% of all Canadian English specialty and pay TV viewers in the average week during Q4 2015. Bell Media led in primetime with the top entertainment specialty station (Discovery) for viewers aged 25 to 54, while Space, Comedy and Bravo all ranked in the Top 10.
  Bell Media maintained its leadership position in Québec’s French-language market with audiences for specialty TV reaching 83% of all TV viewers in the average week. Four out of the Top 5 Specialty channels among the key viewers aged 25 to 54 were Bell Media properties: RDS, Canal D, Super Écran and Canal Vie.
  Bell Media digital properties led all Canadian broadcast competitors in average monthly unique visitors (17.4 million), total page views (551 million), visits (128 million), video viewers (2.8 million), and videos served (33 million).
  Bell Media remained Canada's top radio broadcaster in Q4 reaching 16.9 million listeners who spent in excess of 81 million hours tuned in each week.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6825 per common share, payable on April 15, 2016 to shareholders of record at the close of business on March 15, 2016.

OUTLOOK FOR 2016

BCE’s 2016 guidance targets are underpinned by a favourable financial profile for all three Bell operating segments, with adjusted EPS and free cash flow providing a strong and stable foundation for the 5.0% increase in BCE’s common share dividend for 2016 as well as significant capital re-investment to support future growth. These targets also reflect the confidence we have in continuing to successfully manage our wireless, wireline and media businesses within the context of a highly competitive and dynamic market.

Our 2016 outlook builds on the healthy financial results achieved in 2015 and reflects continued strong projected wireless profitability, a second consecutive year of positive wireline adjusted EBITDA growth, and improved year-over-year Media financial performance.

Our 2015 guidance, 2015 results, and financial guidance targets for 2016 are as follows:

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	2015 Guidance	2015 Results	2016 Guidance
Revenue growth	1% – 3%	2.2%	1% – 3%
Adjusted EBITDA growth	2% – 4%	3.0%	2% – 4%
Capital intensity(4)	approx. 17%	16.9%	approx. 17%
Adjusted EPS	$3.28 – $3.38	$3.36	$3.45 – $3.55
Free cash flow growth(i)	approx. 8% – 15%	9.3%	approx. 4% – 12%
Annualized common dividend per share	$2.60	$2.60	$2.73
Dividend payout(4) policy	65% – 75% of free cash flow	72.3% of free cash flow	65% – 75% of free cash flow

(i)	As of November 1, 2014, BCE’s free cash flow includes 100% of Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2015 results on Thursday, February 4 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-225-0198 or (416) 340-2218. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 8400379#.

A live audio webcast of the conference call will be available on BCE's website at: BCE Q4-2015 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)
	Q4 2015	Q4 2014	2015	2014
Net earnings	542	594	2,730	2,718
Severance, acquisition and other costs	152	58	446	216
Depreciation	731	734	2,890	2,880
Amortization	136	118	530	572
Finance costs
Interest expense	226	238	909	929
Interest on post-employment benefits obligations	28	25	110	101
Other expense (income)	70	34	12	(42)
Income taxes	188	221	924	929
Adjusted EBITDA	2,073	2,022	8,551	8,303
BCE operating revenues	5,603	5,528	21,514	21,042
Adjusted EBITDA margin	37.0%	36.6%	39.7%	39.5%

(2)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q4 2015		Q4 2014		2015		2014
	Total	Per share	Total	Per share	Total	Per share	Total	Per share
Net earnings attributable to common shareholders	496	0.58	542	0.64	2,526	2.98	2,363	2.98
Severance, acquisition and other costs	112	0.12	42	0.04	327	0.38	148	0.18
Net losses (gains) on investments	1	0.01	8	0.01	(21)	(0.02)	(8)	(0.01)
Early debt redemption costs	6	0.01	18	0.03	13	0.02	21	0.03
Adjusted net earnings	615	0.72	610	0.72	2,845	3.36	2,524	3.18

(3)	The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. As of November 1, 2014, BCE’s free cash flow includes 100% of

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Bell Aliant’s free cash flow rather than cash dividends received from Bell Aliant. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid, which include significant litigation costs, and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. Prior to November 1, 2014, free cash flow was defined as cash flows from operating activities, excluding acquisition and other costs paid, which include significant litigation costs, and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding. We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions except per share amounts)
	Q4 2015	Q4 2014	2015	2014
Cash flows from operating activities	1,510	1,527	6,274	6,241
Bell Aliant dividends paid to BCE	-	-	-	95
Capital expenditures	(958)	(1,076)	(3,626)	(3,717)
Cash dividends paid on preferred shares	(37)	(40)	(150)	(134)
Cash dividends paid by subsidiaries to non-controlling interest	(8)	(1)	(41)	(145)
Acquisition and other costs paid	159	68	292	131
Voluntary defined benefit pension plan contribution	250	350	250	350
Bell Aliant free cash flow	-	5	-	(77)
Free cash flow	916	833	2,999	2,744
Average number of common shares outstanding	853.5	837.7	847.1	793.7
Free cash flow per share	1.07	1.01	3.54	3.46

(4)	We use ARPU, churn, COA, capital intensity and dividend payout to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q3 2015 MD&A for a definition of such KPIs.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2016 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2016 annualized common share dividend and common share dividend policy, our network deployment plans, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified

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by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 4, 2016 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 4, 2016. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2016 financial results, as well as our objectives, strategic priorities and business outlook for 2016, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  gradual strengthening of the economy driven by activity in the non-resource sector, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.4% in 2016, compared to 1.2% in 2015 sustained weak employment growth, as the overall level of business investment is expected to remain soft interest rates to remain relatively stable through 2016
  Canadian dollar to remain at near current level, with any further movements impacted by the degree of strength of the U.S. dollar and changes in commodity prices a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration and smartphone adoption industry pricing discipline maintained on a higher expected number of wireless subscribers with expired contracts resulting from the expiry of two or three-year service contracts due to the mandatory code of conduct for providers of retail mobile wireless voice and data services in Canada (the Wireless Code) implemented in 2013

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  a relatively stable media advertising market and escalating costs to secure television (TV) programming

Assumptions Concerning our Bell Wireless Segment

  maintain our market share momentum of incumbent wireless postpaid subscriber activations continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more fourth generation (4G) long-term evolution (LTE) devices and new data services earlier expiries under two-year contracts, compared to three-year contracts, leading to an increase in the number of subscribers who are eligible for upgrades higher subscriber acquisition and retention spending, driven by higher handset costs as well as more customer device upgrades reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts higher blended average revenue per user (ARPU), driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE Advanced networks, and higher access rates from price increases completion of the LTE network build to 98% of the Canadian population and expansion of the LTE Advanced network coverage to approximately 75% of the Canadian population ability to monetize increasing data usage and customer subscriptions to new data services ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services no material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  positive full-year adjusted EBITDA growth
  positive full-year residential net customer additions within our wireline footprint, driven by continued Internet protocol television (IPTV) growth and an expanded fibre-to-the-premise (FTTP) network that support the pull-through of fibre-based Internet service and residential network access services (NAS), resulting in higher penetration of three-product households increasing wireless and Internet-based technological substitution residential services household ARPU growth from increased penetration of three-product households, promotion expiries and price increases aggressive residential service bundle offers from cable TV competitors in our local wireline areas continued large business customer migration to Internet protocol (IP)-based systems ongoing competitive reprice pressures in our business and wholesale markets continued competitive intensity in our small and mid-sized business units as cable operators and other telecom competitors continue to intensify their focus on business customers growing consumption of over-the-top (OTT) TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment limited downsizing of current TV packages by customers as a result of the implementation of TV unbundling no material financial, operational or competitive consequences of changes in regulations affecting our wireline business

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Assumptions Concerning our Bell Media Segment

  positive full-year adjusted EBITDA growth and margin improvement, driven by CraveTV growth, national expansion of our The Movie Network pay TV service, and labour savings from workforce reductions in 2015, more than offsetting higher TV programming and sports rights costs, continued CraveTV investment and the financial impact of TV unbundling continued scaling of CraveTV, including the successful direct-to-consumer launch ability to successfully acquire highly rated programming and differentiated content building and maintaining strategic supply arrangements for content on all four screens
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties no material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2016:

  total post-employment benefit plans cost to be approximately $300 million to $350 million, based on an estimated accounting discount rate of 4.2%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $230 million to $270 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $70 million to $80 million depreciation and amortization expense of approximately $3,525 million to $3,575 million net interest expense of approximately $875 million to $925 million tax adjustments (per share) of approximately $0.05
  an effective tax rate of approximately 26%
  non-controlling interest (NCI) of approximately $40 million to $60 million total pension plan cash funding of approximately $400 million to $450 million cash taxes of approximately $675 million to $725 million
  net interest payments of approximately $875 million to $925 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately ($50) million to $25 million average BCE common shares outstanding of approximately 870 million an annual common share dividend of $2.73 per share

The foregoing assumptions, although considered reasonable by BCE on February 4, 2016, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2016 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2016 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

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  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the emerging fundamental separation of content and connectivity which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, information technology (IT) systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters security and data leakage exposure if security control protocols applicable to our cloud- based solutions are by-passed the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next generation capabilities, including real-time information based customer service strategies the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used by Bell TV are subject events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards

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  the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 4, 2016, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 4, 2016 is incorporated by reference into this news release.

For additional information, please refer to the February 4, 2016 presentation entitled “Q4 2015 Results and 2016 Financial Guidance Call” available on BCE’s website.

ABOUT BCE

Canada's largest communications company, BCE provides a comprehensive and innovative suite of broadband communication services to residential and business customers from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

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Media inquiries:

Jean Charles Robillard
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

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